UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

20 December 2004

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63

2132 JA Hoofddorp

The Netherlands

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒                      FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES ☐    NO ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

SUPPORT IN PARLIAMENT FOR POSTAL VISION OF MINISTER BRINKHORST, 16 December 2004

16 December 2004

SUPPORT IN PARLIAMENT FOR POSTAL VISION OF MINISTER BRINKHORST

TPG WELCOMES CLARITY ON THE FUTURE OF THE POSTAL MARKET

The postal vision of Laurens Jan Brinkhorst, Minister of Economic Affairs, was discussed in Parliament today. This vision, which provides clarity on the future liberalisation of the Dutch postal market, received support from the Members of Parliament.

The support from Parliament means that there is clarity about the following issues:

• Full liberalisation of the postal market in 2007 (conditional on full market liberalisation in the UK and Germany).  The vision foresees in the possibility of a so called emergency brake procedure that allows for the date of the introduction of liberalisation to be shifted to a later stage should the circumstances (delayed factual liberalisation of the German and UK postal markets) call for this.

• The price of a stamp for consumers will remain at 39 euro cents in 2004, 2005 and 2006. TPG may introduce a one-off price increase in 2006 for services to business customers, which are covered by the price control system, but this will be kept below the rate of inflation for 2004 and 2005.

• From 2007, rates for services provided under the universal service obligation will be regulated using a price cap system linked to inflation.

• Non-discrimination is applicable to the services of TPG. Competitors and customers to be treated equally in terms of rates and conditions.

• There is a clearer distinction between general and sector specific competition monitoring.  The Dutch regulator OPTA is charged with monitoring universal service and non-discrimination requirements.

CEO Peter Bakker: “The support of Parliament for the postal vision is an important step for the future of the postal market in the Netherlands and for TPG. We are especially glad that the opening up of the market for competition will be aligned with that of other key European countries, providing a level playing field. We are also pleased with the promise made by the Minister to research the unequal VAT situation in the European postal market. I am convinced that TPG Post, with postal networks in 8 countries, is excellently positioned to benefit from the opportunities of liberalisation as the first truly pan-European mail company.”

The postal vision is the basis on which the new Postal Act will be developed.

Notes to the editor:

With its two brands TNT and Royal TPG Post, TPG N.V. is a global provider of mail, express and logistics services. The group employs over 163,000 people in 64 countries and serves over 200 countries.  For 2003 the company reported sales of € 11.9 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

By: /s/ Tanno Massar
Name: Tanno Massar
Title: Director TPG Media Relations

Date: 20 December 2004